UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Invizyne Technologies Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

461874109

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, Fl. 17, New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 461874109

1)	NAME OF REPORTING PERSON
Christopher A. Marlett
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS	OO, PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	19,478 (1)
	8)	SHARED VOTING POWER	4,136,426 (2)
	9)	SOLE DISPOSITIVE POWER	19,478 (1)
	10)	SHARED DISPOSITIVE POWER	4,136,426 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,155,904
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.61%
14)	TYPE OF REPORTING PERSON	IN

(1)	Represents shares of Common Stock (as hereinafter defined) underlying options held by Christopher A. Marlett in his personal capacity.

(2)	Represents shares of Common Stock held by MDB Capital Holdings, LLC, of which Christopher A. Marlett is a director and majority shareholder.

CUSIP NO.: 461874109

1)	NAME OF REPORTING PERSON
Anthony DiGiandomenico
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS	OO, PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	19,478 (1)
	8)	SHARED VOTING POWER	4,136,426 (2)
	9)	SOLE DISPOSITIVE POWER	19,478 (1)
	10)	SHARED DISPOSITIVE POWER	4,136,426 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,155,904
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.61%
14)	TYPE OF REPORTING PERSON	IN

(1)	Represents shares of Common Stock underlying options held by Anthony DiGiandomenico in his personal capacity.

(2)	Represents shares of Common Stock held by MDB Capital Holdings, LLC, of which Anthony DiGiandomenico is a director and equityholder.

CUSIP NO.: 461874109

1)	NAME OF REPORTING PERSON
MDB Capital Holdings, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	0
	8)	SHARED VOTING POWER	4,136,426
	9)	SOLE DISPOSITIVE POWER	0
	10)	SHARED DISPOSITIVE POWER	4,136,426

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,136,426
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.41%
14)	TYPE OF REPORTING PERSON	BD,HC

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement of Schedule 13D (this “Schedule 13D”) relates is shares of common stock, $0.000001 par value (the “Common Stock”) of Invizyne Technologies Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 750 Royal Oaks Drive, Suite 106, Monrovia, CA 91016.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Christopher A. Marlett (“Marlett”), Anthony DiGiandomenico (“DiGiandomenico”), and MDB Capital Holdings, LLC (“MDB” and, together with Marlett and DiGiandomenico, each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The Reporting Persons’ principal business addresses are c/o 14133 Midway Road, Suite G-150, Addison, TX 75001.

(c) Marlett and DiGiandomenico are members of the Board of Directors of the Issuer. MDB is a holding company operating several lines of business, including a Finra-registered broker-dealer. MDB is the controlling shareholder of the Issuer.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Marlett and DiGiandomenico are citizens of the United States of America. MDB is a company formed under the laws of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Marlett and DiGiandomenico acquired their securities as founders and through the provisions of services. MDB acquired its securities through an investment of approximately $5,785,000 and the provision of services.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Persons may from time to time take such actions with respect to their investment in the Issuer as they deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of its shares of Common Stock (or other securities of the Issuer); (ii) changing its current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) Marlett and DiGiandomenico each own individually 19,478 shares of Common Stock subject to currently exercisable options. Excludes 6,492 shares of Common Stock underlying options that vest in the future.

MDB owns (i) 3,808,476 shares of issued and outstanding Common Stock and (ii) 122,657 shares of issued and outstanding Common Stock that were issued on conversion of a SAFE security at the completion of the initial public offering by the Issuer, and 205,293 shares of Common Stock underlying a warrant, aggregating 4,136,426 shares of Common Stock.

(b) Marlett and DiGiandomenico each have exclusive voting and dispositive authority over the 19,478 shares of Common Stock underlying the vested options and will have exclusive voting and dispositive authority over shares of Common Stock that vest in the future.

Marlett and DiGiandomenico, along with the other members of the board of directors of MDB, have shared voting and dispositive authority over the 4,136,426 shares of Common Stock held by MDB.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Joint Filing Agreement (as hereinafter defined), and as described below, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Common Stock.

Incorporated by reference to this Schedule 13D are the descriptions of the (1) option securities of the Issuer found on page 54 of the Registration Statement on Form S-1 of the Issuer, Registration Statement Number 333-276987 (the “Registration Statement”) and (2) the warrant and registration rights agreement issued to MDB on page 57 of the Registration Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement, dated as of November 18, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 18, 2024	/s/ Christopher A. Marlett
Christopher A. Marlett

Dated as of: November 18, 2024	/s/ Anthony DiGiandomenico
Anthony DiGiandomenico

Dated as of: November 18, 2024	MDB Capital Holdings, LLC

By:	/s/ Christopher A. Marlett
Name:	Christopher A. Marlett
Title:	Chief Executive Officer